Exhibit 2.5

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (“Agreement”) dated March 24th, 2023 (“Effective Date”) made and entered into by and among Amphitrite Digital Incorporated, a United States Virgin Islands corporation (“Buyer”) and Steve Schlosser, an individual; Michael Hampton, an individual; and Stefan du Toit an individual, jointly and severally (collectively, “Seller”). The Buyer and the Seller shall be collectively referred to herein as the “Parties.”

RECITALS

A. Seller owns One Hundred Percent (100%) of the membership interests in Paradise Yacht Management LLC, Paradise Yacht Clearing LLC, Charter Smarter LLC, and Paradise Yacht Sales LLC; (collectively, the “Company”), which represents all the issued and outstanding membership interests in the Company (“Company Interests”).

B. Paradise Yacht Management, LLC owns One Hundred Percent (100%) of the stock interests in PYM (BVI), Inc., a British Virgin Islands corporation (the “BVI Corporation”).

C. Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Company Interests, which will include the stock in the BVI Corporation as an asset of the Company, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual promises, covenants and agreements hereafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer, intending to be legally bound, do hereby agree as follows:

ARTICLE I

SALE AND PURCHASE

Section 1.1 Sale and Purchase of Company Interests. On and subject to the terms and conditions of this Agreement, effective as of the Closing Date, Buyer shall purchase from Seller, and Seller shall sell to Buyer, the Company Interests for the consideration specified in Section 1.2 and upon the terms and conditions set forth in this Agreement.

Section 1.2 Purchase Price. The collective purchase price for the Company Interests (the “Purchase Price”) shall be Eight Million Seven Hundred Eighty Thousand Dollars and 00/100ths ($8,780,000.00) which shall be paid by the Buyer to the Seller as follows: $6,280,000 “Base Price” and up to $2,500,000 “Contingent Consideration”, with terms of payment of the transaction outlined below:

Section 1.2.1. Escrow. Buyer will deposit $62,000.00 USD representing about 1% of the Company Base Price into the Escrow Agent’s escrow account upon full execution of this Agreement, which shall be applied as a credit to the Base Price at closing (the “Deposit”). Should closing under this Agreement fail to occur as the result of a Buyer default or breach, Buyer agrees that the Deposit is nonrefundable and shall be released to Seller in full as liquidated damages. The parties agree that the Deposit shall be held by Moore Dodson Russell & Wilhite, P.C. as Escrow Agent, who shall apply the Deposit as set forth in this Agreement. Escrow Agent agrees to hold the Deposit received by it in a non-interest bearing account as an independent escrow agent, and not as agent or attorney for Seller or Buyer; provided, however, that the undersigned acknowledge that the Escrow Agent is also the Seller’s attorney and may continue to act as such at all times in connection with the Agreement and the purchase and sale of the Company Interests. The parties agree that the Escrow Agent shall not be liable for any act or omission other than gross negligence or willful misconduct. In the event of any dispute regarding disposition of the Deposit, Escrow Agent shall be entitled to hold the Deposit pending mutual agreement of the parties, or the final decision of an arbitrator or court of competent jurisdiction.

1.2.2. Cash Payment. Buyer will pay Seller $3,078,000 USD representing 49% of the agreed upon Base Price by wire transfer or certified check at the date and time of the Closing of the transaction, subject to any adjustments, charges or credits as provided herein; and

1.2.3. Balance. Buyer will pay Seller the balance of the Base Price, or $3,140,000 at Closing by the Sellers’ choice of:

1.2.3.1 Stock with Cash Conversion Rights. Buyer will issue Seller, or to Seller’s designee(s), 1,570,000 common shares of the capital stock of Amphitrite Digital Incorporated at a value of $2.00/share at the date and time of the Closing of the transaction (the “Shares”). The Shares will be subject to a “lock-up period” until 180 days from the date and time of the Closing of the, transaction during which period Seller shall be restricted from any further transfer of the Shares. At Closing, the parties will execute and deliver a stock conversion or buyback agreement in the form attached hereto as Exhibit A, the terms of which are incorporated by reference, whereby Seller can require Buyer to repurchase or convert said Shares, or a portion of said Shares, to cash at $2.00 USD per share subsequent to the termination of the lock-up period (the “Buyback Agreement”), which will be secured by a recorded UCC lien and Financing Statement against the assets of the Buyer, or

1.2.3.2 Debt Obligation. Buyer will execute and deliver a promissory note (“Note”) to Seller in the amount of $3,140,000.00, in the form attached hereto as Exhibit B, the terms of which are incorporated by reference. The Note will be secured by a recorded UCC lien and Financing Statement against the assets of the Company until the Note is paid in full.

Seller agrees to provide written notice of their election to accept either the Shares pursuant to Section 1.2.3.1, or the Debt Obligation pursuant to Section 1.2.3.2, at least ten (10) days prior to Closing.

1.2.4 Contingent Consideration. Buyer wants to acknowledge the importance that the Company meet and exceed full-year 2022 and 2023 financial plans. Buyer agrees to a Contingent Consideration payment as follows:

1.2.4.1 2022 Contingent Consideration. Buyer agrees to pay Seller a contingent consideration payment upon the completion of the 2022 financial year and upon preparation and approval of PCAOB audited financial statements. The contingent consideration payment will be calculated by 2022 Net Revenue multiplied by 2.25, less the Base Price. This payment from Buyer to Seller will be paid no later than July 31, 2023. “Net Revenue” is defined as yacht management services revenue, clearing agent services revenue, maintenance services revenue, yacht sales brokerage commissions, term charter sales commission and other income from any entity not part of the Companies, and will exclude gross term charter revenue from term charters as defined per AC606.

1.2.4.2 2023 Contingent Consideration. Buyer agrees to pay Seller a contingent consideration payment upon the completion of the 2023 financial year and upon preparation and approval of PCAOB audited financial statements. The earnout payment will be calculated by 2023 Net Revenue multiplied by 2.25, less the 2022 Net Revenue multiplied by 2.25. This payment from Buyer to Seller will be paid no later than July 31, 2024.

1.2.4.3 Cap. The cumulative contingent considerations for 2022 and 2023 will be limited to not more than $2,500,000.

1.2.4 Adjustment to Purchase Price. At Closing, Seller shall retain for their own account all of the Company’s Non-Restricted Working Capital, as listed on Schedule 1.2.4, attached hereto, defined as follows:

a.	Cash Balances in all of the Company’s accounts, plus

b.	All Accounts Receivable for work performed and completed where all liabilities have been properly recorded and paid, pro-rated or estimated as of the time of Closing; less

c.	Accounts Payable for work performed and completed, pro-rated or estimated as of the time of Closing; less

d.	Liability balance of all Company credit card accounts, plus

e.	Inventory and Work in Progress, plus

f.	Prepaid Expenses, less

g.	EIDL Loan

Within ninety (90) days following the Closing, the parties agree to examine the Company’s books, financial records and any other applicable records, and calculate any adjustments necessary to effectuate the allocations contained in this section, and the Buyer and Seller agree to make any payment of such adjustments required thereon within thirty (30) days thereafter.

1.2.5 Yacht Management Agreements. The Company is a party to certain Yacht Management Agreements with yacht owners, as listed on Schedule 1.2.5, attached hereto (each, a “YMA”), and maintains yacht management accounts and charters under each YMA as listed thereon. Seller warrants that, at Closing, the information contained on Schedule 1.2.5 will be updated, true and correct to the best of Seller’s knowledge and belief, and that there are no claims or disputes with any yacht owners other than as disclosed thereon. At Closing, the Parties agree that Buyer shall assume sole responsibility for ensuring the Company’s compliance with and performance of the YMAs. The Parties agree that all funds in yacht management accounts are restricted funds, and will not be disbursed other than in strict compliance with the relevant YMA.

1.2.6 Clearinghouse Agreements. The Company is a party to certain clearinghouse agreements with yacht owners, charterers and brokers, as listed on Schedule 1.2.6, attached hereto (each, a “Clearinghouse Contract”), and maintains escrow accounts and funds under each Clearinghouse Agreement as listed thereon. Seller warrants that, at Closing, the information contained on Schedule 1.2.6 will be updated, true and correct to the best of Seller’s knowledge and belief, and that there are no claims or disputes with any yacht owners, brokers or charterers other than as disclosed thereon. At Closing, the Parties agree that Buyer shall assume sole responsibility for ensuring the Company’s compliance with and performance of the Clearinghouse Agreements. The Parties agree that all funds in escrow accounts associated with any Clearinghouse Agreement are restricted funds, and will not be disbursed other than in strict compliance with the relevant Clearinghouse Agreement.

1.2.7 Brokerage Agreements. The Company is a party to certain brokerage agreements with yacht owners / manufacturers, yacht buyers and brokers, as listed on Schedule 1.2.7, attached hereto (each, a “Brokerage Contract”), and maintains escrow accounts and funds under each Brokerage Contract as listed thereon. Seller warrants that, at Closing, the information contained on Schedule 1.2.7 will be updated, true and correct to the best of Seller’s knowledge and belief, and that there are no claims or disputes with any yacht owners / manufacturers, yacht buyers or brokers other than as disclosed thereon. At Closing, the Parties agree that Buyer shall assume sole responsibility for ensuring the Company’s compliance with and performance of the Brokerage Contracts. The Parties agree that all funds in escrow accounts associated with any Brokerage Agreement are restricted funds, and will not be disbursed other than in strict compliance with the relevant Brokerage Agreement.

1.2.8 Other Restricted Funds. The parties agree that the funds listed on Schedule 1.2.4, attached hereto, consisting of deposits identified as restricted use for future work, services or customer benefit; security deposits; will be retained by Buyer after Closing, to be utilized solely for the restricted purpose for which such deposits were made.

Section 1.3 Closing Date. The Closing shall occur on or before sixty (60) days after the Effective Date, or such other date as the Parties hereto may agree to in writing, provided however that the Closing must occur on or before ninety (90) days after the Effective Date, and time shall be of the essence with respect to this extended closing date (“Closing Date”). In the event the Closing fails to occur by reason of Seller’s default or breach, or for any other reason outside the Buyer’s control, default or breach, the Deposit shall be returned to the Buyer in full and within a reasonable amount of time.

Section 1.4 Assets at Closing. Seller agrees that by virtue of Buyer’s purchase of the Company Interests, subject to the terms and conditions of this Agreement, the Seller agrees to assign, convey and transfer to the Buyer on the Closing Date and with effect therefrom as a going concern, all of the property and assets of the Company, fixed and floating, moveable and immoveable, of every kind and description and wheresoever situate, other than the Excluded Assets, as identified in Schedule 1.4 attached hereto and incorporated herein by this reference, which shall be in the possession of the Company at Closing and delivered to Seller (“Assets”). The Buyer acknowledges that: (a) the Company Interests and the Assets are purchased on an “as is, where is” basis; (b) that it has had a full and ample opportunity to, and has, inspected and analyzed the Assets and Company Interests, together with the Company’s tax status, finances, liabilities, operations, labor and employee relations, contracts, leases and all other aspects of the business conducted by the Company, and based upon Buyer’s due diligence inquiries the Company Interests and Assets meet the Buyer’s satisfaction in all respects; and (c) that Buyer is relying entirely on its own investigations and its inspections in proceeding with the transactions contemplated hereunder, and has not relied on any representations of Seller or their agents other than as expressly set forth in this Agreement. Save and except only as may be provided in this Agreement, the Buyer further acknowledges that there are no representations, warranties, terms, conditions, understandings or collateral agreements, expressed or implied, statutory or otherwise, with respect to the merchantability, condition, description, fitness for purpose or quality of the Assets, Company Interests, or as to any other matter or thing.

ARTICLE II

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 2.1 Representations, Warranties and Covenants of Seller. To induce Buyer to enter into and perform its obligations under this Agreement, Seller represents and warrants to Buyer, and covenants with Buyer, that as of Closing the following statements are true and correct to the best of Seller’s knowledge and belief:

Section 2.1.1 Authority and Capacity. Seller has the requisite power, authority, and capacity to enter into this Agreement. The execution, delivery and performance of this Agreement by Seller does not, and the consummation of the transaction contemplated hereby will not, result in a breach of or default under any agreement to which Seller is a party or by which Seller is bound.

Section 2.1.2 Binding Agreement. This Agreement has been duly and validly executed and delivered by Seller and constitutes Seller’s valid and binding agreement, enforceable against Seller in accordance with and subject to its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally).

Section 2.1.3 Title to Company Interests. The Seller is the lawful, record and beneficial owner of all of the Membership Interests free and clear of any liens, claims, agreements, charges, security interests and encumbrances whatsoever. The sale, conveyance, assignment, and transfer of the Company Interests in accordance with the terms of this Agreement transfers to Buyer legal and valid title to the Company Interests, free and clear of all liens, security interests, hypothecations, or pledges.

Section 2.1.4 Company Title to Assets. The Company owns the Assets and has good and valid title to same, free and clear of any encumbrances other than as set forth in Schedule 2.1.4, attached hereto. Seller agrees that the Assets will be in substantially the same condition at Closing as on the Effective Date, subject to reasonable wear and tear, and changes in inventories incurred in the ordinary course. Buyer shall have the right to inspect the Assets prior to Closing to ensure compliance with this warranty.

Section 2.1.5. No Violation. The entering into of this Agreement and the transactions contemplated hereby will not result in the violation of, or default under, any of the terms and provisions of the Company formation documents or any resolutions of the LLC members or of any indenture or other agreement, written or oral, to which the Seller may be a party or by which it is bound or in the creation of any lien or other encumbrance on any of the Company Interests or Assets.

Section 2.1.6 [Intentionally omitted].

Section 2.1.7 Company Conducted in Ordinary Course. The Company has been carried on in the ordinary and normal course and will be carried on in the ordinary and normal course after the date hereof and up to the Closing Date; that the Seller shall use its best efforts to minimize the Inventories to be purchased by the Buyer; and that during the same period Seller will use commercially reasonable efforts to:

A. preserve intact the present organization and reputation of the Company;

B. keep available (subject to dismissals and retirements in the ordinary course of Company consistent with past practice) the services of the present officers, employees and contractors of the Company;

C. preserve the value of the Assets; and

D. maintain the good will of customers, suppliers, lenders and other persons to whom it sells goods or provides services or with whom it otherwise has significant Company relationships.

Section 2.1.8 Leases. The Seller is not a party, as lessee, to any lease or agreement in the nature of a lease or a conditional sale agreement, capitalized lease or other title retention agreement with respect to moveable property in connection with the Company, except for those leases and other title retention agreements set forth and described in Schedule 2.1.8, attached hereto (each, a “Lease”). Subject to Buyer obtaining lessor consents to a continuation of any Lease subsequent to Closing, such leases are enforceable in accordance with their terms and the Seller is not in default under any such Lease, which default would reasonably be expected to lead to cancellation of such Lease, the eviction of Seller or the payment of any additional amounts, excluding interest. At Closing, Buyer shall assume sole responsibility for ensuring the Company’s compliance with and performance of the Leases. The Parties agree that all Security Deposits associated with any Lease are restricted funds, and will not be disbursed other than in strict compliance with the relevant Lease. Prior to Closing, Buyer shall provide each lessor under any Lease with a replacement Guarantor meeting the lessor’s approval, and secure a release of any Lease guaranty executed by any Seller.

Section 2.1.9 Litigation. Except as disclosed on Schedule 2.1.9, attached hereto, there are no actions, suits or proceedings (whether or not purportedly on behalf of the Company), pending or threatened against or affecting the Seller in the United States or in equity or before or by any federal, state, territorial, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign relating to the Company, the BVI Corporation or any of the Assets, which actions, suits or proceedings involve the possibility of any judgment against or liability of the Seller or the Company or the BVI Corporation for an amount not covered by insurance in excess of $5,000 for any individual matter or group of related matters arising out of the same occurrence.

Section 2.1.10 Proprietary Rights. The Seller owns by good and marketable title, free and clear of all Liens, all Proprietary Rights necessary or desirable for the Company’s use of any of its intangible assets listed on Schedule 1.4. None of the Proprietary Rights are now being challenged or threatened with challenge. The Seller has not granted any license or other permission to any third party to use any Proprietary Rights and, to the best of the Seller’s knowledge, no third party has infringed upon or misappropriated any Proprietary Right. None of the Assets nor the use thereof by the Seller, to the best of the Seller’s knowledge, infringes or conflicts with any proprietary rights, confidential information or trade secrets of any third party in United States or elsewhere.

Section 2.1.11 Compliance with Laws and Regulations. The Seller is conducting the Company in compliance with all applicable laws, rules and regulations, judgments and decrees of each jurisdiction in which the Company is carried on; is not in breach of any federal, state, territorial, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign laws, rules or regulations, judgments or decrees; and is duly licensed, registered and qualified in each jurisdiction in which the Seller owns or leases property or carries on the Company to enable the Company to be carried on as now conducted and its property and assets to be owned, leased and operated. All such licenses, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any burdensome term, provision, condition or limitation which has or may have an adverse effect on the operation of the Company.

Section 2.1.12 Restrictive Documents. The Seller is not subject to, or a party to, any charter or bylaw provision, mortgage, demand, lien, lease, license, permit, agreement, contract, conditional sales contract, hire-purchase agreement, security interest agreement or other title retention agreement or lease of personal property, instrument, rule, ordinance, regulation, order, judgment or decree or any other restriction of any kind or character which would prevent consummation of the transactions contemplated by this Agreement or which would affect the continued operation of the Company after the Closing Date on substantially the same basis as heretofore operated.

Section 2.1.13 Guarantees. Other than the warranties and indemnifications associated with the Company’s Yacht Management Agreements and Leases, the Seller is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation.

Section 2.1.14 Insurance. The Seller has been and is insured by financially sound and reputable insurers unaffiliated with the Seller in such amounts and against such risks as are sufficient for compliance with the Company’s obligations, Leases and agreements, and as are adequate in the judgment of the Seller to protect the properties and Company of the Seller that relate to the Company.

The Seller shall maintain until Closing the insurance covering the Company and, with respect to the Company, comparable to that in effect on the date hereof. The Seller is not in default with respect to any of the provisions contained in any such notice or present any claim in due and timely fashion.

Section 2.1.15 Taxes. All domestic and foreign tax returns of the Seller which are required to be filed have been duly prepared and timely filed and all taxes shown thereon and all assessments, reassessments and all governmental charges, penalties, interest and fines due and payable have been paid or full provision has been made therefore in the Financial Statements. The income tax returns of the Seller have all been reviewed and finally assessed by the appropriate government authorities up to and including December 31, 2021, and all such assessments have been satisfied. Buyer used the ‘net revenue’ accounting basis to calculate Gross Receipts Tax for the United States Virgin Islands in accordance with its historic accounting policy. Buyer acknowledges that it will apply the ‘gross revenue’ accounting policy going forward, and any additional potential past and future tax liability due to this accounting change with regards to Gross Receipt tax will be assumed by the Buyer.

All taxes including real and personal, property and Company taxes, sales or other taxes, rates, assessments, excise taxes or other governmental or regulatory levies of any nature or kind whatsoever payable by the Seller for their last completed fiscal period have been paid or are provided for in their books and are reflected in the Financial Statements and full provision has been made in the books of the Seller for the current period for which tax returns are required to be filed. No proceedings or other action has been taken against the Seller for the assessment or collection of additional taxes, levies or other assessments of any nature or kind whatsoever.

All other tax returns of any nature and kind required to be filed and any and all corporate returns required under any federal, state, territorial, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign laws, have been filed and such returns are complete and correct. There are no actions, suits, proceedings, investigations or claims now threatened or pending against the Seller in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authorities respecting charges or assessments asserted by any such authority. The Seller is not liable for any federal, state, territorial, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign taxes, assessments or other imposts due and unpaid might result in a claim or lien of any kind affecting the Assets.

Section 2.1.16. No Material Adverse Change. Since December 31, 2022 there has been no Material Adverse Change and the Seller has no knowledge of any present condition or contingency which could result in a material adverse change in the Company or its financial condition, operating results, employee relations, customer relations or Company process. The Seller shall promptly notify the Buyer of changes in the Company of the Seller which might reasonably be regarded as material including major accidents, labor and employment disputes or attempts to organize new bargaining units, significant rental losses and additions, threatened major lawsuits, cancellation of or material amendment to insurance or threats of such cancellation or amendment to insurance or threats of such cancellation or amendement.

Section 2.2 Representations, Warranties and Covenants of Buyer. To induce Seller to enter into and perform their obligations under this Agreement, Buyer represents and warrants to Seller, and covenants with Seller, as follows:

Section 2.2.1 Authority and Capacity. Buyer is a company duly organized, validly existing and in good standing under the laws of the State of its formation. The Buyer has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement by Buyer does not, and the consummation of the transaction contemplated hereby will not, result in a breach of or default under any agreement to which Buyer is a party or by which Buyer is bound.

Section 2.2.2 Binding Agreement. This Agreement has been duly and validly executed and delivered by Buyer and constitutes Buyer’s valid and binding agreement, enforceable against Buyer in accordance with and subject to its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally).

Section 2.2.3 Investment Representations. Buyer is acquiring the Company Interests from Seller for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same within the meaning of the Securities Act of 1933 (15 U.S.C. §77a et. seq., as amended.

Section 2.2.4 Solvency. Buyer is solvent and is able to pay its debts as they become due and has capital sufficient to carry on its business and all business in which it is about to engage. Buyer will not be rendered insolvent by the execution and delivery of this Agreement, or the transactions set forth herein.

Section 2.2.5 Stock Warranties. With respect to any capital stock of Amphitrite Digital Incorporated issued at Closing to Seller pursuant to Section 1.2.3.1, Buyer warrants to Seller as follows:

Section 2.2.5.1 Ownership of Shares. The Buyer has good and marketable right, title and interest (legal and beneficial) in and to any Shares issued to Seller at Closing, free and clear of all restrictions, liens, pledges, security interests, charges, claims, equity or encumbrances of any kind, with the exception of the “lock-up period” restriction. At Closing, the Seller or its designee(s) will acquire good and marketable title to any Shares delivered at Closing, free and clear of all restrictions, liens, pledges, security interests, charges, claims, equity or encumbrances of any kind, with the exception of the “lock-up period” restriction.

Section 2.2.5.2 Authorization. The Buyer has all necessary power and authority to execute and deliver any Shares to Seller or its designee(s) at Closing, and execute all agreements, instruments and documents contemplated thereby, and to transfer the Shares at Closing, as a valid and binding obligation of the Buyer.

Section 2.2.5.3 No Conflict. The execution and delivery of any Shares to Seller or its designee(s) at Closing will not result in a breach by the Buyer of, or constitute a default by the Buyer under, any agreement, instrument, decree, judgment or order to which the Buyer is a party or by which the Buyer may be bound.

ARTICLE III

CONDITIONS PRECEDENT

Section 3.1 Conditions Precedent of Seller. The obligation of Seller to sell the Company pursuant to this Agreement and to otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

3.1.1	execution of a promissory note in the amount of $3,140,000 by Buyer to Seller, in accordance with Section 1.2.3.2; or

3.1.2	execution of Buyer/AMDI Stock Transfer in the amount of 1,570,000 shares by Buyer to Seller in accordance with Section 1.2.3.1 herein, together with execution and delivery of the associated Buyback Agreement, pursuant to Section 1.2.3.1;

3.1.3	Delivery of the Cash Payment, pursuant to Section 1.2.2, and

3.1.4	receipt of the Closing deliveries of Buyer as set forth in Section 4.1.

Section 3.2 Conditions Precedent of Buyer. The obligation of Buyer to purchase the Company Interests pursuant to this Agreement and to otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

3.2.1	receipt of the Closing deliveries of Seller as set forth in Section 4.1.

ARTICLE IV
CLOSING DELIVERIES

Section 4.1 Closing Deliveries by Seller. At or prior to the Closing Date, Seller shall deliver the following to Buyer:

4.1.1	a certificate signed by the Seller attesting to: (i) the matters set forth in Section 2.1; (ii) the corporate governing documents of the Company; and (iii) a certificate of the Corporate and Tradename division of the Office of the Lieutenant Governor of the U.S. Virgin Islands as to the legal existence and good standing of the Company;

4.1.2	a transfer and/or assignment of the Company Interests in a form reasonably acceptable to Buyer; and

4.1.3	resignation of the Sellers from any officer, member or management position in the Company.

4.1.4	The Seller shall execute, acknowledge and deliver such other instruments and execute and deliver such other documents and certifications as the Buyer may reasonably require with respect to the vehicle certification, insurance and financing of any vehicle transferred to the Buyer as Purchased Assets.

Section 4.2 Closing Deliveries by Buyer. At or prior to the Closing Date, Buyer shall deliver the following to Seller:

4.2.1	a certificate signed by Buyer attesting to (i) the matters set forth in Sections 2.2; (ii) the incorporation documents of the Company; (iii) resolutions of the Company authorizing the execution, delivery and performance of this Agreement;

4.2.2	payment of the Purchase Price by the transfer of funds and execution of the agreed upon Note or stock transfer as provided in Section 1.2; and

ARTICLE V

INDEMNIFICATION / MUTUAL COOPERATION

Section 5.1 Mutual Cooperation. The parties agree to reasonably cooperate with each other to accomplish the transition to Buyer of the Company Interests and the management of the Business after Closing.

Section 5.2 Indemnification of Buyer: For a period extending one (1) year following the Closing Date, Seller agrees to defend, indemnify and hold harmless Buyer and Buyer’s successors and assigns from and against all liabilities, actions, losses, claims, demands, damages, costs and expenses (including attorney’s fees) arising out of or due to a material breach of any representation in this Agreement, whether intentional or unintentional, or that may be imposed or incurred as a consequence of, resulting from or arising out of, Seller’s actions, management and operation of the Assets or Business prior to Closing, and from and against any action or proceeding brought or instituted against Buyer or Buyer’s successors or assigns, for or in respect of any debts, contracts, actions, liabilities, including tax liabilities, and engagements of, for or on account of the Seller and the Seller’s operation of the Assets or Business prior to the Closing.

Section 5.3 Indemnification of Seller: For a period extending one (1) year following the Closing Date, Buyer and Buyer’s successors and assigns shall defend, indemnify and hold harmless Seller, Broker and their respective successors and assigns from and against all liabilities, actions, losses, claims, demands, damages, costs and expenses (including attorney’s fees) arising out of or due to a material breach of any representation in this Agreement, whether intentional or unintentional, or that may be imposed or incurred as a consequence of, resulting from or arising out of, Buyer’s actions, management or operation of the Business or Buyer’s ownership of the Assets subsequent to Closing, and from and against any action or proceeding brought or instituted against Seller or Seller’s successors and assigns, for or in respect of any debts, contracts, actions, liabilities, including tax liabilities, and engagements of, for or on account of the Buyer and the Buyer’s operation of the Assets or Business following the closing.

Section 5.4 Indemnification Procedure: Any party seeking indemnification under this Agreement (“indemnitee”) shall promptly and timely notify the party against which the indemnification claim is made (“indemnitor”) and its legal counsel in writing of the existence of any claim, liability, suit, demand or other matter to which indemnitor asserts that claims indemnification obligations apply including in such notice reasonable specificity as to the nature and amount of indemnitee’s claim, and shall give indemnitor a reasonable opportunity to defend (including the right to compromise, adjust or settle) the same at its own expense, with counsel of its own selection, in the name of the Business or otherwise, as indemnitor elects; provided that the indemnitor proceeds in good faith, expeditiously and diligently; and further provided indemnitee, at all times, has the right to participate fully in the defense at indemnitee’s own expense. If, within thirty (30) days or such lesser period of time after written notice as is specified in such notice and is reasonable under the circumstances the indemnitor fails to defend, indemnitee has the right, but not the obligation to undertake the defense of, and compromise or settle, the claim or other matters on behalf of, and for the account and at the risk of indemnitor, if indemnitor would have the responsibility to indemnify under this section. If the claim is one that cannot by its nature be defended solely by indemnitor without the assistance of indemnitee, indemnitee shall make available all information and assistance (at indemnitor’s expense) that indemnitor may reasonably request.

ARTICLE VI

CLAIM DISPUTE PROCEDURES – MEDIATION AND ARBITRATION

The Parties agree that any controversy, claim or dispute between them arising out of or related to the terms or performance of this Agreement, the Assets, Purchase Price, transaction contemplated herein or the relationship between the parties, including the arbitrability thereof (collectively, “Claims”), shall be exclusively resolved as follows:

6.1 Any claim shall first be referred to mediation by either party. Within fifteen (15) days after receipt of a notice to mediate a Claim, the Parties agree to appoint a mediator on the St. Thomas roster of mediators maintained by the St. Thomas division of the American Mediation Institute, to be conducted in accordance with the mediation rules of the Superior Court of the Virgin Islands. The cost of mediation process will be equally shared by the Parties for such Claim.

6.2 Any Claim not resolved by mediation shall be exclusively resolved by mandatory, binding arbitration at the election of either party. Any such arbitration shall be conducted on St. Thomas, United States Virgin Islands before a single arbitrator, and shall be conducted pursuant to the Commercial Rules of the American Arbitration Association, or such other Rules as the parties may agree to utilize. The decision of the arbitrator shall be final and binding upon the Parties, and may be enforced in any court of competent jurisdiction. The Parties shall each bear their respective fees and costs related to the arbitration proceeding, but the arbitrator shall have jurisdiction to and shall allocate costs and fees, including attorney’s fees, to the prevailing party in making any arbitration award and shall have jurisdiction to award sanctions. The award of the arbitrator shall be conclusive, and shall be enforceable in any court of appropriate jurisdiction. ACCORDINGLY, THE PARTIES EXPRESSLY WAIVE THE RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR DISPUTE BETWEEN THEM.

ARTICLE VII

LABOR AND EMPLOYMENT MATTERS

Section 7.1 Employees. Attached as Schedule 7.1 is a list of all employees or contractors of the Company (each, an “Employee”). Information set forth therein with respect to position and title, age, base salary or hourly rate, benefits, bonus and years of service is true and complete. Seller shall remain liable and responsible for (i) the payment to the Employees of all accrued but unpaid salary, wages, bonus, commission, and all other compensation due to the Employees with respect to their services as employees of any Seller as of (or at any time prior to) the Closing Date, (ii) the payment to the Employees for earned or accrued but unused vacation benefits of the Employees as of the Closing Date; and (iii) all Liabilities with respect to worker’s compensation claims of any and all Employees made prior to the Closing date.

Section 7.2 Labor Practices. To the best of Seller’s knowledge and belief, no unfair labor practice complaint against the Seller in connection with the Company is pending before any labor relations board or similar government tribunal or agency. There are no disputes with labor unions, grievances, claims, demands, suits, actions, arbitration procedures or any other litigious matters generally relating to or emanating from, directly or indirectly, any labor agreement, petition to secure certification or any union certification applying to the employees or contractors of the Seller. There are neither any complaints of unfair labor practices pending against the Seller under the Labor Code of the Territory of the United States Virgin Islands nor any civil action or complaint under the Act respecting Labor Standards, or any other applicable legislation in any relevant jurisdiction existing or pending against the Seller concerning its employees or contractors.

Section 7.3 Vacation Pay. All vacation pay, bonuses, furlough, travel, commissions and other emoluments in connection with the Company are, or will be on the Closing Date reflected and have been, or will be on the Closing Date, accrued in the books of account of the Seller.

Section 7.4 Pension / Retirement Plans. At Closing, profit sharing, option or incentive plans, or insurance disability, medical, surgical, dental or other employee benefit plans for Employees there will be no pension or retirement plans for any Company employees in effect, or for which any subsequent financial adjustments by the Company will need to be made.

Section 7.5 Buyer Retention of Employees. Buyer agrees to employ at Closing all of Seller’s existing full-time Employees, as listed on Schedule 7.1, on a full-time basis in accordance with Buyer’s employment policies, at compensation rates equal to or substantially similar to those of Seller at the time of Closing, and to obtain certification by the Virgin Islands Department of Labor as a “successor employment unit” with respect to such Employees as of the Closing date, pursuant to Title 24, Chapter 12 of the Virgin Islands Code (“Unemployment Insurance Act”). In the event any employment actions or proceedings are filed against Buyer, which actions or proceedings arise out of, result from or relate to Sellers’ actions with respect to, or Seller’s employment or termination of, any Employees, Seller shall indemnify and hold Buyer harmless and pay any and all expenses incurred by Seller and/or Buyer in any such matter, including the costs of defense and the costs of any settlement or judgment, in accordance with the indemnity procedure contained in this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Amendments; Waivers. This Agreement and any schedule or exhibit attached hereto may be amended only by agreement in writing of the Parties. No waiver of any provision nor consent to any exception to the terms of this Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.

Section 8.2 Schedules; Exhibits; Integration. Each addendum, schedule and exhibit delivered pursuant to the terms of this Agreement shall be in writing and shall constitute a part of this Agreement. This Agreement, together with such addendums, schedules and exhibits, constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the Parties in connection therewith.

Section 8.3 Governing Law. This Agreement shall be governed, construed, and interpreted in accordance with the laws of the Territory of the United States Virgin Islands without regard to the choice of law principles thereof.

Section 8.5 No Assignment. Neither this Agreement nor any rights or obligations under it are assignable without the written consent of the Parties.

Section 8.6 Headings. The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 8.7 Counterparts. This Agreement may be executed in one or more counterparts and by different Parties in separate counterparts. All of such counterparts shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party. Electronic signatures will be treated for all purposes of this Agreement as original signatures and will be deemed valid, binding and enforceable by and against the Parties.

Section 8.8 Publicity and Reports. Neither Party shall issue any press release, public statement or other public notice relating to this Agreement, or the transactions contemplated by this Agreement, without obtaining the prior consent of the other Party except as required by applicable law and then only after providing as much advance notice to the other such Party as practicable and cooperating with the other Party with respect to any confidential treatment request or similar procedure.

Section 8.9 Remedies Cumulative. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 8.10 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each Party and such Party’s respective successors, Trustees, personal representatives and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other person or entity any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 8.11 Notices. All notices, consents, requests, demands and other communications required or permitted hereunder shall be in writing a addressed to the parties at the contacts stated herein, or as subsequently designated in writing by either party, by confirmed email, Express Mail, FedEx or UPS, and shall be deemed effective upon actual notice, delivery, confirmed email, or three (3) business days after deposit with Express Mail, FedEx or UPS, whichever shall first occur. Notices shall be provided to the following:

If to Seller:

Michael Hampton

6501 Red Hook Plaza, Suite 201-124

St. Thomas, VI 00802

Email: mhampton502@gmail.com

with a copy to:

Charles S. Russell, Jr.

Moore Dodson Russell & Wilhite, P.C.

P.O. Box 310

St. Thomas, VI 00804

Fax: (340) 777-5498

Email: steve@mdrvi.com

If to Company:

Scott Stawski, Chairman

Amphitrite Digital Incorporated

6501 Red Hook Plaza, Suite 201-456

St. Thomas, VI 00802

Email: scott@amphitritedigital.com

With a copy to:

Tom Bolt

BoltNagi PC

4608 Tutu Park Mall, Suite 200

St. Thomas, VI 00802

Email: TBolt@vilaw.com

Section 8.12 Expenses and Attorneys’ Fees. Each Party shall be responsible for its own expenses and attorneys’ fees incurred in negotiating, executing, preparing and delivering this Agreement, including but not limited to all legal, accounting and financial advisor fees. In the event of a Claim hereunder, the prevailing Party shall be entitled to all reasonable attorney’s fees and expenses.

Section 8.13 Specific Performance. The Parties each acknowledge that, in view of the uniqueness of the transactions contemplated by this Agreement and the Note, each Party would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that the other Party shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

IN WITNESS WHEREOF, this MEMBERSHIP INTEREST PURCHASE AGREEMENT has been signed by the Parties hereto as of the date first above written.

Seller:

/s/ Michael Hampton
Michael Hampton

/s/ Steve Schlosser
Steve Schlosser

/s/ Stefan Du Toit
Stefan Du Toit

Buyer:

Amphitrite Digital Incorporated

By:	/s/ Scott Stawski
Scott Stawski, Chairman

SCHEDULE 1.2.4 – WORKING CAPTIAL

The following is a detailed list of the non-restricted working capital adjustment to the Purchase Price and is to be completed by Seller and agreed to by Buyer three (3) days prior to closing:

a.	List of Non-Restricted Cash Balances

b.	List of Accounts Receivable

c.	List of Accounts Payable

d.	Company Credit Card liability

e.	Inventory and Work in Progress

f.	Prepaid Expenses

g.	Other liabilities

i.	EIDL Loan

The following items are specifically excluded from the definition of non-restricted working capital and will not be paid out to Sellers upon closing:

a.	All cash balances of restricted yacht management customer accounts

b.	All cash balances of restricted clearinghouse customer accounts

c.	All restricted cash balances of brokerage

d.	Paradise Core Values Foundation Fund (funded by donations from staff and crew for the use of crew/staff personal emergencies disbursed by committee)

e.	All cash balances of any account and/or deposit reasonably identified as restricted use for future work, services or customer benefit

f.	Any and all security deposits listed on the Company’s Balance Sheet

SCHEDULE 1.2.5 – YACHT MANAGEMENT AGREEMENTS

The following is a detailed list of the existing Yacht Management agreements is to be completed by Seller and agreed to by Buyer five (5) days prior to closing.

SCHEDULE 1.2.6 – CLEARING HOUSE AGREEMENTS

The following is a detailed list of the existing Clearing House Agreements is to be completed by Seller and agreed to by Buyer five (5) days prior to closing.

SCHEDULE 1.2.7 – BROKER AGREEMENTS

The following is a detailed list of the existing Broker Agreements for Term Charters is to be completed by Seller and agreed to by Buyer five (5) days prior to closing.

SCHEDULE 1.4 – INCLUDED AND EXCLUDED ASSETS

The following assets are excluded from the Agreement (Excluded Assets):

None.

The following asset list is to be completed by Seller and agreed to by Buyer three (3) days prior to closing and are transferred to the Buyer at Closing:

a.	Accounts Receivable

b.	Prepaid Expenses

c.	Inventory

d.	Fixed Assets

a.	Vehicles

b.	Boats

c.	Mooring Balls

e.	Security Deposits

f.	all data processing equipment and software programs including, without limitation, software programs relating to the Company;

g.	all furniture, furnishings, fixtures and office equipment;

h.	all books and records pertaining to the Company or the Assets;

i.	all stock interests in the BVI Corporation;

j.	all trade names, trademarks, trademark applications, service marks, service mark applications, tradenames, standard drawings, designs, copyrights, patents, patent applications, know how, trade secrets and other intellectual property rights of the Seller used in connection with the Company including, without limiting the generality of the foregoing, (collectively the “Proprietary Rights).

k.	all rights and interest in the names and DBA’s, registered and unregistered, of Paradise Yacht Management LLC, Paradise Yacht Clearing LLC, Charter Smarter LLC, Paradise Yacht Sales LLC, and PYM (BVI) Ltd; including all phone numbers, internet domains and email addresses owned or in use by the Company;

l.	all licenses and permits of the Company and all licenses and permits required by government or regulatory authorities, to the extent transferable, and all rights of the Company against third parties (including all rights in connection with third party guarantees, warranties and representations); unfilled orders, customer contracts [and outstanding quotations] in connection with the Company;

m.	all books, records and documentation of the Company, customer lists, sales and sales promotional data and advertising material including, without limitation, templates therefore, credit information, cost and pricing information, supplier lists, product catalogues, and other similar data;

n.	the goodwill of the Company, together with the exclusive right to the Buyer to represent itself as carrying on the Company in continuation of and in succession to the Seller, including the rights and interest in the name Paradise Yacht Management and the telephone number(s) of the Company (the “Goodwill”);

o.	all other property, assets and rights, moveable and immoveable, corporeal or incorporeal, owned by the Seller used or to which it is entitled in connection with the Company.

SCHEDULE 2.1.4 – PERMITTED LIENS AND ENCUMBRANCES

1.	That certain UCC statement for existing EIDL loan

SCHEDULE 2.1.8 – LEASES

Schedule of leases for the Companies:

a.	Office at American Yacht Harbor

b.	Workshop at American Yacht Harbor

SCHEDULE 2.1.9 – LITIGATION

Schedule of existing litigation or threatened litigation:

None

SCHEDULE 7.1 – EMPLOYEES AND CONTRACTORS

Schedule of existing employees and contractors to be completed by Seller and agreed to by Buyer five (5) days prior to closing:

Employees

a.	Steve Schlosser

b.	Michael Hampton

Contractors:

a.	….